UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JANUARY 21, 2005                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         January 21, 2005

3.       PRESS RELEASE

         The press release was released on January 21, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         January 21, 2005.



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                    JANUARY 21, 2005

                 SOIL SAMPLING REVEALS A 6 KM MINERALIZED TREND
                  PARALLEL TO THE NAVIDAD AND ESPERANZA TRENDS

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce results of ongoing surface work at its 100% owned Navidad project in Patagonia, Argentina. A large expansion to the soil sample grid and follow-up prospecting has uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The newly named "ARGENTA TREND" includes Sector Zeta and Loma de la Plata and extends approximately six kilometres to the southeast, parallel with the Esperanza and Navidad Trends. Ongoing prospecting and detailed rock sampling continue to define this exciting new trend and individual mineralized zones along it.

1366 new samples (including blanks and duplicates) were collected at 50m intervals on lines spaced 200m apart and cover an area of over 1300 hectares to the south of the previous grid (see http://www.imaexploration.com/s/Navidad.asp for updated maps showing results of the entire Navidad soil grid). The Argenta Trend is highlighted by anomalous silver, lead and zinc values with subordinate and sporadic anomalous copper.

Prospecting and geological mapping along the Argenta Trend has found several new zones of silver-lead, lead-silver, and silver-copper mineralization. Results have been received to date from 32 rock chip and grab samples, these range from below detection to high-grade silver, lead, and copper. Highlights include eight samples containing over 100 g/t silver (up to 290g/t Ag), ten samples with over 10% lead (up to 29.7% Pb), and two samples with over 1% copper (up to 1.42%). Detailed sampling along the Argenta Trend is ongoing with the objective of defining size and average grade of individual mineralized zones, results will be reported as they become available.

Mineralization along the Argenta Trend occurs mainly within latite volcanic rocks that appear similar to those at Galena and Navidad Hills and the newly discovered Loma de la Plata zone. However, mineralization in the Argenta Trend also occurs in sandstones and limestones with which the volcanics are interbedded. The sequence is interpreted to be at the same stratigraphic level as mineralization defined at Galena Hill, but with some differences in that sedimentary facies are coarser grained. An interesting and unusual feature of the Argenta Trend is the presence of a more than 5 km long continuous strontium in soil anomaly caused by a bed of celestite (strontium sulfate) that appears to have an exhalative hydrothermal origin. Much more restricted beds of celestite have previously been found on the flanks of Navidad and Galena Hill. At both Navidad and the Argenta Trend the celestite lies stratigraphically above the levels most favorable for silver mineralization.

Volcanic strata outcropping along the Argenta Trend dip shallowly to the northeast towards the Navidad and Galena Hill area (see previously published map and cross-section of Loma de la Plata on IMA's web-site). Based on geological mapping it is interpreted that this same favourable stratigraphic level is present at depth between the Argenta and Esperanza Trends, a distance of over
2.4 kilometers. Geophysical crews are currently on site surveying this area with the objective of developing additional targets that may be present along this favourable stratigraphic level but not exposed on surface.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current program. For more information and maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

NEWS RELEASE
IMA EXPLORATION INC.                                                      PAGE 2
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IMA is well  financed to continue to test the  numerous  exploration  targets at
Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 3





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NEWS RELEASE
IMA EXPLORATION INC.                                                      PAGE 3
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                              OMITTED GRAPHIC IS:

                             MAP OF NAVIDAD PROJECT
                       RESOURCES, NAMED ZONEA AND TRENDS

     TO VIEW MAP PLEASE VISIT THE COMPANY'S WEBSITE: www.imaexploration.com

                                       OR

                  CANADIAN SEDAR FILING WEBSITE: www.sedar.com

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